FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 03 March 2005


                               File no. 0-17630


                          CRH Director Shareholding



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director Shareholding





                                SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.             Name of company

               CRH plc

2.             Name of secretary

               Angela Malone

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

               Secretary

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

               Angela Malone                          19,713
               AC Employee Benefit
               Trustees Limited                        2,647

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

               No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

               Acquired under employee share participation scheme

7.             Number of shares acquired

               598

8.             Percentage of issued class



9.             Number of shares/amount of stock disposed



10.            Percentage of issued class



11.            Class of security

               Ordinary Shares

12.            Price per share

               EUR21.18

13.            Date of transaction

               02.03.05

14.            Date company informed

               02.03.05

15.            Total holding following this notification

               22,360

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17.            Date of grant



18.            Period during which or date on which exercisable



19.            Total amount paid (if any) for grant of the option



20.            Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification




23.            Any additional information



24.            Name of contact and telephone number for queries


               Angela Malone
               + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

               Angela Malone, Company Secretary


               Date of notification    3rd March 2005





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1.             Name of company

               CRH plc

2.             Name of director

               Myles Lee

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

               Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

               Myles Lee                                      195,687
               Louise Lee                                       6,686
               AC Employee Benefit
               Trustees Limited                                 3,055

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

               No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

               Acquired under employee share participation scheme

7.             Number of shares acquired

               599

8.             Percentage of issued class



9.             Number of shares/amount of stock disposed



10.            Percentage of issued class




11.            Class of security

               Ordinary Shares

12.            Price per share

               EUR21.18

13.            Date of transaction

               02.03.05

14.            Date company informed

               02.03.05

15.            Total holding following this notification

               205,428

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17.            Date of grant



18.            Period during which or date on which exercisable



19.            Total amount paid (if any) for grant of the option



20.            Description of shares or debentures involved: class, number



22. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification




23.            Any additional information



24.            Name of contact and telephone number for queries

               Angela Malone
               + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

               Angela Malone, Company Secretary


               Date of notification    3rd March 2005






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1.             Name of company

               CRH plc

2.             Name of director

               William I. O'Mahony

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

               Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

               William I. O'Mahony                             251,860
               Arnolda L. O'Mahony                             242,057
               AC Employee Benefit
               Trustees Limited                                  3,055

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

               No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

               Acquired under employee share participation scheme

7.             Number of shares acquired

               599

8.             Percentage of issued class



9.             Number of shares/amount of stock disposed



10.            Percentage of issued class





11.            Class of security

               Ordinary Shares

12.            Price per share

               EUR21.18

13.            Date of transaction

               02.03.05

14.            Date company informed

               02.03.05

15.            Total holding following this notification

               496,972

16. Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes.

17.            Date of grant



18.            Period during which or date on which exercisable



19.            Total amount paid (if any) for grant of the option



20.            Description of shares or debentures involved: class, number



23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification




23.            Any additional information



24.            Name of contact and telephone number for queries

               Angela Malone
               + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

               Angela Malone, Company Secretary



               Date of notification    3rd March 2005





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1.             Name of company

               CRH plc

2.             Name of director

               Declan W. Doyle

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

               Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

               Declan W. Doyle                          158,481
               AC Employee Benefit
               Trustees Limited                           3,055

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

               No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

               Acquired under employee share participation scheme

7.             Number of shares acquired

               599

8.             Percentage of issued class



9.             Number of shares/amount of stock disposed



10.            Percentage of issued class





11.            Class of security

               Ordinary Shares

12.            Price per share

               EUR21.18

13.            Date of transaction

               02.03.05

14.            Date company informed

               02.03.05

15.            Total holding following this notification

               161,536

16. Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes.

17.            Date of grant



18.            Period during which or date on which exercisable



19.            Total amount paid (if any) for grant of the option



20.            Description of shares or debentures involved: class, number



24. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification





23.            Any additional information



24.            Name of contact and telephone number for queries

               Angela Malone
               + 353 1 6344340

25. Name and signature of authorised company official responsible for making this notification

               Angela Malone, Company Secretary

               Date of notification    3rd March 2005




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  03 March 2005


                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director